Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

May 1, 2007

UNITED STATEDS SECURITIES AND EXCHANGE
COMMISSION - Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

MAIL STOP 7010

ATTN: Carmen Moncada-Terry

Re:	Nuance Resources, Corp. Registration Statement on Form SB-2 Amendment No. 1 Filed April 4, 2007 File No. 333-141343

We write on behalf of Nuance Resources, Corp. (the “Company”) in response to comments received telephonically by Mr. Karl Hiller, Accounting Branch Chief, on April 12, 2007 regarding the above-referenced Registration Statement on Form SB-2. On behalf of the Company, we have filed with the Commission via the EDGAR system, the Second Amended Registration Statement on Form SB-2 with revised the pro forma financial statements included therein in accordance with the comments of Mr. Hiller. The Company also updated its financial information and provided current financial statements as required by Item 310(g) of Regulation S-B. The factual information provided herein relating to the Company has been made available to us by the Company.

Sincerely,

CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.